UAP HOLDING CORP.

7251 West 4th Street

Greeley, Colorado 80634

February 27, 2006

BY EDGAR AND BY FACSIMILE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	H. Roger Schwall
Assistant Director

Re:	Request for Effectiveness for
UAP Holding Corp.
Registration Statement on Form S-3 (File No. 333-131080)

Dear Mr. Schwall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, UAP Holding Corp. hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 10:00 a.m. on Wednesday, March 1, 2006, or as soon thereafter as possible.

Very truly yours, UAP HOLDING CORP.

By:	/s/ David W. Bullock
David W. Bullock Executive Vice President and Chief Financial Officer